GRIT GROCERY, LLC
Unaudited Financial Statements For The Year Ended December 31, 2016 and 2015

May 31, 2017



Independent Accountant's Review Report

To Management
Grit Grocery, LLC
Houston, TX

We have reviewed the accompanying balance sheet of Grit Grocery, LLC as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 31, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GRIT GROCERY, LLC
BALANCE SHEET
DECEMBER 31, 2016 AND 2015
_____

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash	$ 415	$ 478
TOTAL CURRENT ASSETS	415	478
NON-CURRENT ASSETS		
Fixed Assets	23,271	8,905
TOTAL FIXED ASSETS	23,271	8,905
TOTAL ASSETS	23,686	9,383
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	4,413	-
Payroll Taxes Payable	1,180	-
TOTAL CURRENT LIABILITIES	5,593	-
NON-CURRENT LIABILITIES		
Note Payable	63,305	-
TOTAL NON-CURRENT LIABILITIES	63,305	-
TOTAL LIABILITIES	68,898	-
MEMBER'S EQUITY		
Contributed Capital	31,786	16,689
Retained Earnings (Deficit)	(76,998)	(7,306)
TOTAL MEMBER'S EQUITY	(45,212)	9,383
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 23,686	$ 9,383

GRIT GROCERY, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Operating Income		
Sales	$ 49,613	$ 3,386
Cost of Sales	62,717	6,053
Gross Profit	(13,104)	(2,667)
Operating Expense		
Salaries	10,322	-
General and Administrative	32,895	2,931
Depreciation	2,679	1,495
Advertising	10,692	213
	56,588	4,639
Net Income from Operations	(69,692)	(7,306)
Net Income	$ (69,692)	$ (7,306)

GRIT GROCERY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Net Income (Loss) For The Period	$ (69,692)	$ (7,306)
Cash Flows From Operating Activities		
Change in Payables	5,593	-
Depreciation	2,679	1,495
Net Cash Flows From Operating Activities	(61,420)	1,495
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(17,045)	(10,400)
Net Cash Flows From Investing Activities	(17,045)	(10,400)
Cash Flows From Financing Activities		
Change in Contributed Capital	15,095	16,689
Change in Note Payable	63,305	-
Net Cash Flows From Financing Activities	78,400	16,689
Cash at Beginning of Period	478	-
Net Increase (Decrease) In Cash	(63)	478
Cash at End of Period	$ 415	$ 478

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Grit Grocery ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company operates Grit Grocery mobile units that provide customers with access to unprocessed, locally produced foods.

The Company will conduct an equity crowdfund offering during the second and third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company's fixed assets consist of a food truck and a truck store-built front. The Company capitalizes assets with an original value of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States, but is not a taxpaying entity. All items of income and expense reported by the Company are allocated to the members of the Company and reported on their individual income tax returns. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to Franchise Tax in the State of Texas, but had no tax due for 2015 or 2016. The Company's 2015 and 2016 Franchise Tax filings for the State of Texas will be subject to inspection until 2020 and 2021, respectively.

NOTE C- LOANS

In 2016, the Company borrowed money under a Small Business Administration lending program ("the Loan"). The Loan's rate of interest varies based on the Prime Rate. As of December 31, 2016, the applicable rate was 6.25%. The Loan is secured by the Company's fixed assets, and has ten-year amortization period.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 31, 2017, the date that the financial statements were available to be issued.